SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BBX Capital, Inc.

(Name of Subject Company (Issuer))

BBX Capital, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01

(Title of Class of Securities)

073319 105

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman

BBX Capital, Inc.

201 East Las Olas Boulevard, Suite 1900

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

November 22, 2022

(Date tender offer first published, sent or given to security holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by BBX Capital, Inc., a Florida corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on November 22, 2022 (the “Schedule TO”), relating to the Company’s offer to purchase shares up to 1,000,000 shares of its Class A Common Stock, par value $0.01 per share, at a price of $10.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 22, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.”

The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent provided herein. Except as provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment together with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1, 4 and 11

Amendment to the Offer to Purchase

The Offer to Purchase, including, without limitation, the Summary Term Sheet contained therein and Section 6 (“Conditions of the Tender Offer”) and Section 9 (“Certain Information Concerning the Company”) of the Offer to Purchase are hereby supplemented by adding the following information:

As previously disclosed, during the first quarter of 2022, BBX Capital Real Estate LLC (“BBXRE”), a wholly owned subsidiary of the Company, entered into an agreement to sell approximately 119 acres of vacant land located in St. Lucie County, Florida. On December 14, 2022, BBXRE closed on the sale of the land pursuant to the terms of the agreement. In connection with the sale, the Company received net proceeds of $23.4 million and expects to recognize a net gain on sale of $23.0 million during the three months ending December 31, 2022.

One of the conditions to the closing of the Offer was the sale of the land pursuant to the agreement not being delayed or canceled. As a result of the closing of the sale, this condition has been satisfied. The closing of the Offer remains subject to the satisfaction or, to the extent permitted by applicable law, waiver by the Company of the other conditions to closing the Offer set forth in Section 6 of the Offer to Purchase.

On December 15, 2022, the Company filed with the SEC a Current Report on Form 8-K related to the closing of the land sale. Such Current Report on Form 8-K is incorporated by reference into the Offer to Purchase.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 22, 2022*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated November 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on November 21, 2022)

(b)	None

(d)(1)	BBX Capital, Inc. 2021 Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 19, 2022)

(d)(2)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)

(d)(3)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)

(d)(4)	Employment Agreement between the Company and Jarett S. Levan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)

(d)(5)	Employment Agreement between the Company and Seth M. Wise (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)

(d)(6)	Employment Agreement between the Company and Brett Sheppard (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)

(g)	None

(h)	None

(107)	Calculation of Filing Fee Table*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2022	BBX CAPITAL, INC.

	By:	/s/ Brett Sheppard
	Name:	Brett Sheppard
	Title:	Chief Financial Officer

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